                                SUB-ITEM 77(H)
                       CHANGES IN CONTROL OF REGISTRANT

In the month of July, 2013, Charles Schwab Co. acquired control due to ownership of greater than 25% of Phocas Real Estate Fund's(the "Fund") outstanding shares. Charles Schwab Co. owned 98.5 % of the Fund and thus controlled the Fund as of that date.